Tricon Residential Inc.
Receives Final Court Approval for Take Private by Blackstone Real Estate
Toronto, Ontario – April 5, 2024 – Tricon Residential Inc. (NYSE: TCN, TSX: TCN) (“Tricon” or the “Company”) today announced that the Ontario Superior Court of Justice (Commercial List) has granted a final order approving its previously announced statutory plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) pursuant to which Blackstone Real Estate Partners X, together with Blackstone Real Estate Income Trust, Inc. will acquire all of the outstanding common shares of the Tricon ( “Common Shares”) for US$11.25 per Common Share in cash (the “Transaction”).
Completion of the Transaction remains subject to the satisfaction or waiver of certain customary closing conditions, including the receipt of regulatory approval under the Investment Canada Act. Subject to the satisfaction or waiver of all of the conditions to the Transaction, the Transaction is expected to be completed in the second quarter of this year. Following completion of the Transaction, it is anticipated that the Common Shares will be delisted from the New York Stock Exchange and the Toronto Stock Exchange and that the Company will apply to cease to be a reporting issuer under applicable Canadian securities laws and will deregister the Common Shares under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).
Enclosed with the management information circular of the Company dated February 15, 2024 (the “Circular”) was a letter of transmittal explaining how registered shareholders of the Company (“Shareholders”) can submit their Common Shares in order to receive the consideration to which they are entitled in connection with the Transaction. Registered Shareholders who have questions on how to complete the letter of transmittal should direct their questions to the Company’s transfer agent and depositary, TSX Trust, at 1-866-600-5869 (toll-free within North America) or at 416-342-1091 (outside of North America) or by email at txstis@tmx.com. Beneficial Shareholders holding Common Shares that are registered in the name of an intermediary must contact their broker or other intermediary to submit their instructions with respect to the Arrangement and to arrange for the surrender of their Common Shares in order to receive the consideration to which they are entitled in connection with the Transaction.
About Tricon Residential Inc.
Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner, operator and developer of a growing portfolio of approximately 38,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Toronto, Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and in Toronto, Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.
For further information, please contact:

Wissam Francis EVP & Chief Financial Officer Email: IR@triconresidential.com	Wojtek Nowak Managing Director, Capital Markets

Tricon Media Contact:

Tara Tucker Senior Vice President, Corporate and Public Affairs Email: mediarelations@triconresidential.com

Forward-Looking Information
Certain statements contained in this news release may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. This information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. Forward-looking information in this news release includes, but is not limited to, statements with respect to the expected completion of the Transaction and the timing thereof, the satisfaction of the conditions to the closing of the Transaction including receipt of required regulatory approvals, the delisting of the Common Shares from the New York Stock Exchange and the Toronto Stock Exchange, the Company’s application to cease to be a reporting issuer under applicable Canadian securities laws and the Company’s deregistration of the Common Shares under the U.S. Exchange Act.
Such forward-looking information and statements involve risks and uncertainties and are based on management’s current expectations, intentions and assumptions, including expectations and assumptions concerning receipt of required approvals and the satisfaction of other conditions to the completion of the Transaction. There can be no assurance that the proposed Transaction will be completed, or that it will be completed on the terms and conditions contemplated. Accordingly, although the Company believes that the expectations and assumptions on which the forward-looking information contained in this news release is based are reasonable, undue reliance should not be placed on the forward-looking information because Tricon can give no assurance that it will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the failure to obtain necessary approvals or satisfy (or obtain a waiver of) the conditions to closing the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction; material adverse changes in the business or affairs of Tricon; the parties’ ability to obtain Investment Canada Act approval; either party’s failure to consummate the Transaction when required or on the terms as originally negotiated; risks related to the disruption of management time from ongoing business operations due to the Transaction and possible difficulties in maintaining customer, supplier, key personnel and other strategic relationships; potential litigation relating to the Transaction, including the effects of any outcomes related thereto; the possibility of unexpected costs and liabilities related to the Transaction; competitive factors in the industries in which Tricon operates; interest rates, currency exchange rates, prevailing economic conditions; and other factors, many of which are beyond the control of Tricon. Additional factors and risks which may affect Tricon, its business and the achievement of the forward-looking statements contained herein are described in the “Risk Factors” section of the Circular as well as Tricon’s annual information form and Tricon’s management’s and discussion and analysis for the year ended December 31, 2023, and in the other subsequent reports filed on the SEDAR+ profile of Tricon at www.sedarplus.ca and Tricon’s filings with the SEC, including the Schedule 13E-3, which includes the Circular, on www.sec.gov.
The forward-looking information contained in this news release represents Tricon’s expectations as of the date hereof, and is subject to change after such date. Tricon disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

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